

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Eli Baker
President, Chief Financial Officer and Secretary
Flying Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Flying Eagle Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 17, 2020**
> **File No. 333-248638**

Dear Mr. Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2020 letter.

Amendment No. 3 of Registration Statement on Form S-4

Risks Related to Skillz's Business and Industry
Our growth will depend on our ability to attract and retain users who participate in paid entry-fee contests. . . , page 58

1.   Please revise to disclose the extent to which your business relies on end-users continuing to apply winnings and prizes to future paid entry-fee contests, and include quantified information to provide sufficient context to the disclosure. Also, address the potential impact on future revenues and liquidity if end-users decided to withdraw winnings rather than enter subsequent paid competitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz
Our Financial Model, page 182

2.   We note your response to prior comment 7. Please revise to disclose the following as it relates to your measure of gross marketplace volume (GMV):

   • Clarify that total entry fees paid by users includes entry fees paid with cash deposits as well as prior winnings that have not been withdrawn and incentives earned in gameplay such as bonus cash; and
   • Quantify the extent to which GMV is from cash deposits used for paid entry fees. In this regard, your disclosure that "the majority" of GMV is "paid out in prizes" does not provide sufficient indication as to the significance of paid entry fees that are from previous winnings and loyalty credits.

Components of Results of Operations
Revenue, page 183

3.   In describing how you recognize revenue you disclose that end users pay entry fees for cash games and that the commission you withhold from such fees is shared between Skillz and the game developers. Please revise to clarify that entry fees for cash games may be paid with cash deposits, previous winnings that have not been withdrawn, or incentives, and explain that you recognize revenue based on entry fees regardless of how they are paid. In addition, as the developer share is determined using net deposits, revise to clarify that the developer does not directly share in revenue earned from entry fees paid with winnings that have not been withdrawn or incentives earned in gameplay. Ensure that your disclosure throughout the filing is clear as to the paid entry fees on which you earn revenue and the paid entry fees in which net revenues, less certain costs, are directly shared with the developers.

Skillz Financial Statements as of December 31, 2019 and 2018
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-36

4.   Please disclose that Bonus Cash or cash league prizes that were recorded as marketing expense can be used by end-users to enter into future paid entry fee competitions. In addition, clarify that Bonus Cash, recorded as reduction of revenue and as marketing expense, cannot be withdrawn by end users.

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitch Austin, Staff Attorney at (202) 551-3574 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein, Esq.